Exhibit 99.1

Cedar LNG Receives B.C. Environmental Approval and Signs Memorandum of Understanding with ARC Resources Ltd.

Haisla Nation and Pembina Pipeline achieve historic milestones for Canada's first Indigenous majority-owned LNG facility

KITIMAT, British Columbia--(BUSINESS WIRE)--March 14, 2023--The Haisla Nation and Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA), partners in the development of the proposed Cedar LNG Project ("Cedar LNG" or the "Project"), are pleased to announce that Cedar LNG today has received its Environmental Assessment Certificate ("EAC") from the B.C. Environmental Assessment Office, and has signed a Memorandum of Understanding ("MOU") with ARC Resources Ltd. ("ARC") for a long-term liquefaction services agreement.

Cedar LNG is a proposed floating liquified natural gas ("LNG") facility located on Haisla Nation-owned land in Kitimat, B.C. with the capacity to export three million tonnes per year of LNG. It is strategically positioned to leverage Canada's abundant and sustainable natural gas supply and deliver a lower-carbon energy option to global markets.

"The receipt of our EAC is the culmination of more than a decade of work by the Haisla Nation and marks a significant milestone for the Cedar LNG project and the Haisla Nation's journey towards economic self-determination," said Crystal Smith, Chief Councillor for Haisla Nation. "With Cedar LNG, we are setting a new standard of responsible and sustainable energy development. Together with our partner, Pembina, we are committed to advancing an LNG project that protects the environment, respects Haisla Nation values, and meets the highest standards of social and environmental responsibility."

"Cedar LNG will benefit Pembina and its customers, the Haisla Nation, and all of Canada, while meaningfully contributing to the transition to a lower-carbon economy," said Scott Burrows, Pembina's President and Chief Executive Officer. "Pembina is proud of its long history of safe and reliable operations, and we look forward to contributing our expertise as we work together to bring Canadian LNG to the world."

Cedar LNG made several innovative design decisions to minimize the Project's environmental footprint and ensure it is one of the lowest-emitting LNG facilities in the world. One of the most important decisions was to power the facility with renewable electricity from BC Hydro. In addition, the choice of site location allows the Project to leverage existing LNG infrastructure, including the Coastal GasLink pipeline, with which Cedar LNG has a long-term transportation agreement, a deep-water port, roads, and other infrastructure.

Cedar LNG also received its first permit from the BC Energy Regulator for the approximately 8.5 kilometre pipeline that will connect the Project into the Coastal GasLink pipeline.

Critical to Cedar LNG's success to date has been the strong support of neighbouring Nations. Years of collaboration and constructive engagement with these Nations have helped to ensure the Project will be designed, constructed, and operated responsibly, while providing benefits through construction jobs and contracting, training opportunities, long-term employment, and other measures that will contribute to economic prosperity in the region.

Commercial Update

Cedar LNG has entered into an MOU for a 20-year liquefaction services agreement with ARC Resources. The parties are working towards finalizing a definitive agreement for 1.5 million tonnes of LNG per year, equivalent to approximately 200 million standard cubic feet per day of natural gas, or approximately half of Cedar LNG's production.

"We are pleased to partner with Cedar LNG on this important infrastructure project for Canada. Through responsible development, innovation, and collaboration, we can advance the export of more Canadian energy to global markets," said Terry Anderson, President and Chief Executive Officer, ARC Resources. "This agreement is an important step forward in delivering our low-cost, low-emission natural gas to key demand markets, and increasing ARC's exposure to LNG-linked natural gas prices."

"We are pleased to have ARC Resources as Cedar LNG's first customer. ARC's asset quality, leading ESG performance and financial strength, are important attributes in an LNG partner and will help drive our project forward," said Doug Arnell, Cedar LNG Chief Executive Officer. "In the coming months, we will be focused on advancing work across four critical streams – engineering, regulatory, commercial discussions, and financing so that we are well positioned to deliver a project the Haisla Nation, Pembina, British Columbia, and the rest of Canada will be proud to showcase."

Cedar LNG continues to progress commercial discussions with other potential customers, all of which are investment grade counterparties, for long-term volume commitments.

A final investment decision for the Project is anticipated in the third quarter of 2023.

Learn more about Cedar LNG here: https://youtu.be/S3vb_L6DXJE.

About Cedar LNG

The Cedar LNG Project is a partnership between the Haisla Nation and Pembina Pipeline Corporation to develop a floating liquefied natural gas facility in Kitimat, British Columbia, Canada, within the traditional territory of the Haisla Nation. Strategically positioned to leverage Canada's abundant natural gas supply and B.C.'s LNG infrastructure, Cedar LNG will be powered by renewable electricity from BC Hydro, making it one of the lowest carbon intensity LNG facilities in the world. More information on Cedar LNG can be found at www.cedarlng.com.

About Haisla Nation

The Haisla Nation is the band government of the Haisla people. Our mission is to build a powerful, prosperous and proud community, healthy in mind, body and spirit. We believe in building a strong and thriving community, with healthy and happy members and a sustained and prosperous environment. We are about 1700 people, with the majority living in Kitamaat Village. We have lived off the land and waters of our traditional territory for thousands of years, and it remains the focus of all we do. We believe that careful and appropriate economic development will bring our people necessary self-sufficiency. Sustainable and realistic economic opportunities are increasingly available and promise benefits for our people – and for every British Columbian. We know that in order to attain strength and independence our Nation must work together – with government, business, the community, and internally – with a spirit of respect and partnership. For more information, visit www.haisla.ca.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, visit www.pembina.com.

About ARC Resources

ARC Resources Ltd. is a pure-play Montney producer and one of Canada's largest dividend-paying energy companies, featuring low-cost operations and leading ESG performance. ARC's investment-grade credit profile is supported by commodity and geographic diversity and robust risk management practices around all aspects of the business. ARC's common shares trade on the Toronto Stock Exchange under the symbol ARX. For more information, visit www.arcresources.com.

Forward-Looking Statements

Certain information contained in this press release may be "forward-looking" in nature and is based on the Cedar LNG project partner's current expectations, estimates, judgments and projections. All statements, other than statements of historical fact, which address activities, events or developments that the Cedar LNG project partners expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "may", "will", "estimate", "anticipate", "believe", "expect", "plan", "intend", "target", "project", "forecast" or similar words suggesting future outcomes or outlook. The Cedar LNG project partners make no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained herein is made as of the date hereof, unless otherwise noted, and the Cedar LNG project partners do not undertake any obligation to update or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

Contacts

For further information:
Media Inquiries
media@cedarlng.com

Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com